Preliminary Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR1 Trust

$ 654,312,000 (Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

Countrywide Home Loans
Servicer

LaSalle Bank National Association
Trustee

January 17, 2006

Closing Date (approximate)	**January 27, 2006**
Investor Settlement Date (approximate)	**January 27, 2006**
First Distribution Date	**February 25, 2006**
Cut-Off Date	**January 1, 2006**

Important Notice About Information Presented in this
Preliminary Term Sheet

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

1



The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is preliminary and is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior preliminary term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE CHARACTERISTICS OF THE MORTGAGE POOL AS OF 01/01/06. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, WHICH IS 01/01/06. THE FINAL PROSPECTUS AND, ONCE AVAILABLE, PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR1 Trust

$ 654,312,000 (Approximate, Subject to +/- 10% Variance)

Preliminary Description of Certificates

	Principal Amount (Approx.) [1]	WAL (Yrs) To Call/Mat [2]	Pmt Window (Mths) To Call/Mat [2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
A-1A	$ 392,587,000	4.01 /4.35	1-125 /1-360	Variable [3]	Senior	AAA/Aaa
A-1B	$ 163,578,000	4.01 /4.35	1-125 /1-360	Variable [3]	Senior Mezz	AAA/Aaa
A-1C	$ 98,147,000	4.01 /4.35	1-125 /1-360	Variable [3]	Junior Mezz	AAA/Aaa
R	$ 100	Not Offered Hereby			Senior/Residual	AAA/Aaa
X1 [4]	$ 264,881,763	Not Offered Hereby		Variable [4]	Senior IO	AAA/Aaa
X2 [5]	$ 725,000,000	Not Offered Hereby		Variable [5]	Senior IO/PO	AAA/Aaa
B-1	$ 25,012,000			Variable [6]	Subordinate	AA/Aa2
B-2	$ 16,312,000	Not Offered Hereby		Variable [6]	Subordinate	A/A2
B-3	$ 9,062,000			Variable [6]	Subordinate	BBB/Baa2
B-4	$ 8,337,000			Variable [6]	Subordinate	BB/Ba2
B-5	$ 6,887,000	Privately Offered Certificates		Variable [6]	Subordinate	B/NR
B-6	$ 5,077,900			Variable [6]	Subordinate	NR / NR

Total: $ 725,000,000

(1) Distributions on the Class A-1A, Class A-1B, Class A-1C, Class X1, Class X2, Class R and Subordinate Certificates will be derived primarily from a pool of adjustable-rate mortgage loans (the "**Mortgage Loans**"). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Class A-1A, Class A-1B and Class A-1C Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class A-1A, Class A-1B and Class A-1C Certificates will be equal to the least of (i) One-Month LIBOR plus the related margin (the margin doubles after the first possible Clean-Up Call Option Date), (ii) the related Net WAC Cap (as defined herein) and (iii) 10.50%.

(4) The Class X1 Certificates are interest only certificates and relate to the Mortgage Loans serviced by Countrywide Home Loans ("**Countrywide Mortgage Loans**"). The Class X1 Certificates will have a notional balance equal to the aggregate principal balance of the Countrywide Mortgage Loans. The Class X1 Certificates will accrue interest on their related notional balance on each Distribution Date at a certificate interest rate equal to 0.75%.

(5) The Class X2 Certificates will consist of an interest only component (the "Class X2 IO Component") and a principal only component (the "Class X2 PO Component"). The Class X2 IO Component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans. The Class X2 IO Component will accrue interest on its related notional balance on each Distribution Date at a certificate interest rate equal to the excess, if any, of (x) the weighted average Net Mortgage Rate of


WaMu Capital Corp.
A Washington Mutual, Inc. Company

the Mortgage Loans for such Distribution Date, over (y) a rate equal to: (i) the product of (a) the interest accrued on the certificates (other than the Class X1 and Class X2 Certificates) for such Distribution Date and (b) 12, divided by (ii) the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. The Class X2 PO Component will have an initial principal balance equal to zero which principal balance will be increased to the extent of any Net Deferred Interest from the Mortgage Loans allocated to the Class X2 PO Component, as described herein.

(6) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2 and Class B-3 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (in each case, which margin will be multiplied by 1.5 after the first possible Clean-Up Call Option Date) and (ii) the related Net WAC Cap and (iii) 10.50%.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Preliminary Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR1 Trust
Servicers:	Washington Mutual Bank ("**WMB**") and Countrywide Home Loans ("**Countrywide**").
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	January 1, 2006.
Expected Pricing Date:	On or about January 18, 2006
Closing Date:	On or about January 27, 2006.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2006.
Servicing Fee:	0.375% per annum of the principal balance of each Countrywide Mortgage Loan and 1.125% per annum of the principal balance of each Mortgage Loan serviced by Washington Mutual Bank (the "**WMB Mortgage Loans**").
Certificates:	The "**Senior Certificates**" will consist of the Class A-1A, Class A-1B and Class A-1C Certificates (the "**Class A Certificates**") and the Class X and Class R Certificates. The "**Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The "**LIBOR Certificates**" will consist of the Class A Certificates and the Subordinate Certificates. The Class A Certificates are being offered hereby and are referred to herein as the "**Offered Certificates**."
Registration:	Each class of Offered Certificates will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. The Offered Certificates will represent ownership of regular interests for federal tax income purposes. The Class R Certificates will represent ownership of residual interests for federal income tax purposes.
SMMEA Treatment:	As of the date of their issuance, all of the Offered Certificates rated in one of the two highest rating categories by the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Clean-Up Call Option Date**").
Accrued Interest:	The price to be paid by investors for the Class A and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class X1 and Class X2 Certificates will include 26 days of accrued interest.
Interest Accrual Period:	The interest accrual period for the Class A Certificates and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Compensating Interest:	Compensating interest paid by WMB with respect to the Mortgage Loans serviced by WMB will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on such Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by WMB relating to payoffs on such Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such Mortgage Loans.
	See "Mortgage Loans Serviced By Countrywide" in this Preliminary Term Sheet for information regarding Countrywide's obligations as servicer with respect to the Mortgage Loans serviced by Countrywide.
Mortgage Loans:	The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1, 2 or 3 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "**MTA**") or 1 month LIBOR Index. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, approximately 5.57% of the Mortgage Loans were still in their fixed rate period. None of the



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 115%) of the original principal balance due to deferred interest (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Originator Concentrations	Approx %
ALLIANCE BANCORP	18.28
COUNTRYWIDE HOME LOANS	36.54
MORTGAGEIT, INC	23.48
SUNTRUST MORTGAGE INC	9.20
OTHER	12.50

See "Originator Disclosure" section.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Deferred Interest**"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the mortgage loans as of the Cut-off Date is expected to be approximately $ 732,447,574, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Credit Enhancement: Senior/Subordinate, shifting interest structure.

Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially 9.75% total subordination (subject to the variance stated in the collateral profile).

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

Shifting Interest:	Until the first Distribution Date occurring after January 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Deferred Interest) (unless the Class A and the Class X2 PO Component are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Subordinate Certificates will receive increasing portions of unscheduled principal payments (net of Deferred Interest), as set forth in the table below.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
February 2006 – January 2016	0% Pro Rata Share
February 2016 – January 2017	30% Pro Rata Share
February 2017 – January 2018	40% Pro Rata Share
February 2018 – January 2019	60% Pro Rata Share
February 2019 – January 2020	80% Pro Rata Share
February 2020 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has at least doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in February 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest) or (ii) on or after the Distribution Date in February 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, not to exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest).

In the event the current aggregate principal balance of the Class A Certificates and the Class X2 PO Component, divided by the aggregate principal balance of the Class A Certificates, the Class X2 PO Component, and the Subordinate Certificates (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X2 PO Component will receive all Payoffs and Curtailments (net of Deferred Interest) for the Mortgage Loans.

Net Mortgage Rate:	The "**Net Mortgage Rate**" with respect to (i) each of the Countrywide Mortgage Loans is equal to the mortgage rate less the sum of (a) the servicing fee rate of 0.375% and (b) 0.75% and (ii) each of the WMB Mortgage Loans is equal to the mortgage rate less the servicing fee rate of 1.125%.
Net WAC Cap:	The "**Net WAC Cap**" for the Class A and Subordinate Certificates is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans, adjusted on an actual/360 basis.

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

Carryover Shortfall Amount:	If on any Distribution Date, one month LIBOR plus the related margin for the Class A or Subordinate Certificates is greater than the applicable Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the lesser of one month LIBOR plus the related margin for such Class and 10.50% (without giving effect to the related Net WAC Cap) over (b) the amount of interest accrued on such Class based on the related certificate rate and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the certificate interest rate for such Class without giving effect to the related Net WAC Cap) (together, the **"Carryover Shortfall Amount"**). The Carryover Shortfall Amount for the Class A Certificates will be paid, pro rata, first, from payments made pursuant to the Yield Maintenance Agreement, and, second, to the extent of interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates). The Carryover Shortfall Amount for the Subordinate Certificates will be paid sequentially to the Class B-1 through Class B-6 Certificates, in order of seniority, from interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates and after such Carryover Shortfall payments to the Class A Certificates).

Adjusted Cap Rate:	The "**Adjusted Cap Rate**" for any Distribution Date and any class of Class A and Subordinate Certificates equals (x) the Net WAC Cap less (y) a per annum rate equal to: (i) the product of (a) the Net Deferred Interest and (b) 12, divided by (ii) the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date.

Deferred Interest:	The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan ("**Deferred Interest**").

| Net Deferred Interest: | For the Mortgage Loans the "**Net Deferred Interest**" is the greater of (a) the excess of Deferred Interest over Payoffs and Curtailments, in each case for the related Mortgage Loans, and (b) zero. The amount of current interest on the Certificates will be reduced by the related Net Deferred Interest, if any, to the extent of the amount of current accrued interest distributable on such Certificate(s) and such reduction in current interest distributable to such Certificate(s) will be added to the principal balance of the related Certificate(s) as described below.

For any Distribution Date, Net Deferred Interest will first be allocated against interest otherwise distributable to the Class X Certificates and then will be allocated among the Certificates in proportion to the excess, if any, for each such class of (i) the current interest accrued at the applicable certificate interest rate for such class, over (ii) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and Distribution Date. |
|---|---|

Yield Maintenance Agreement:	On the Closing Date, the Trustee will enter into a YMA, with the counterparty (the "**Counterparty**") for the benefit of each of the Class A Certificates. The notional balance of the YMA and the strike rates are in the tables below. The



WaMu Capital Corp.
A Washington Mutual, Inc. Company

payment pursuant to the YMA will be based on the lesser of the YMA scheduled notional balance and the actual aggregate principal balance of the Class A Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in 07/25/2016. Any payments received from the YMA will be used to pay Carryover Shortfall Amounts on the Class A Certificates, pro rata.



WaMu Capital Corp.

A Washington Mutual, Inc. Company



Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)
1	N/A	N/A	36	355,561,297	8.23364	71	174,358,405	8.52097	106	87,858,115	8.23409
2	642,413,585	9.09724	37	347,502,841	8.23364	72	171,002,439	8.23385	107	86,139,200	8.52124
3	632,776,704	8.23516	38	339,596,619	9.15654	73	167,709,770	8.23386	108	84,452,978	8.23411
4	623,313,167	8.52238	39	331,839,807	8.23365	74	164,479,219	8.82792	109	82,798,837	8.23412
5	613,988,271	8.23524	40	324,229,637	8.52078	75	161,309,625	8.23387	110	81,176,175	9.15707
6	604,799,828	8.52246	41	316,763,391	8.23366	76	158,199,850	8.52101	111	79,584,403	8.23413
7	595,745,293	8.23533	42	309,438,400	8.52079	77	155,148,779	8.23388	112	78,022,941	8.52128
8	586,821,332	8.23537	43	302,252,048	8.23368	78	152,155,315	8.52102	113	76,491,220	8.23415
9	578,023,198	8.52259	44	295,201,763	8.23368	79	149,218,382	8.23390	114	74,988,682	8.52130
10	569,347,518	8.23545	45	288,285,025	8.52081	80	146,336,926	8.23390	115	73,514,781	8.23417
11	560,770,985	8.52268	46	282,786,110	8.23369	81	143,509,909	8.52104	116	72,068,979	8.23417
12	552,225,333	8.23554	47	277,390,423	8.52082	82	140,736,315	8.23392	117	70,650,748	8.52132
13	543,791,836	8.23559	48	272,096,045	8.23370	83	138,015,146	8.52105	118	69,259,570	8.23419
14	535,482,221	9.15873	49	266,901,087	8.23371	84	135,345,422	8.23393	119	67,894,939	8.52134
15	527,294,948	8.23567	50	261,803,701	9.15661	85	132,726,184	8.23394	120	66,556,355	8.23421
16	519,224,800	8.52289	51	256,802,068	8.23372	86	130,156,486	9.15687	121	65,243,330	8.23422
17	511,273,236	8.23574	52	251,894,407	8.52085	87	127,635,403	8.23395	122	63,955,383	8.82831
18	503,436,309	8.52296	53	247,078,966	8.23373	88	125,162,027	8.52109	123	62,692,043	8.23423
19	495,542,266	8.23552	54	242,354,029	8.52086	89	122,735,466	8.23397	124	61,452,849	8.52138
20	487,673,484	8.23529	55	237,717,910	8.23374	90	120,354,844	8.52111	125	60,237,345	8.23425
21	479,401,038	8.52228	56	233,168,955	8.23375	91	118,019,302	8.23398	126	59,045,087	8.52140
22	471,199,285	8.23494	57	228,705,539	8.52088	92	115,727,998	8.23399	127	57,875,638	8.23427
23	463,112,014	8.52193	58	224,326,070	8.23376	93	113,480,104	8.52113	128	0	0.00000
24	455,084,253	8.23461	59	220,028,982	8.52089	94	111,274,808	8.23400			
25	447,085,246	8.23445	60	215,812,742	8.23377	95	109,111,314	8.52114			
26	439,216,691	8.82839	61	211,675,841	8.23378	96	106,988,838	8.23402			
27	431,429,615	8.23416	62	207,616,802	9.15669	97	104,906,613	8.23402			
28	423,169,303	8.52114	63	203,634,173	8.23379	98	102,863,887	9.15696			
29	415,036,625	8.23386	64	199,726,530	8.52093	99	100,859,920	8.23404			
30	406,852,093	8.52082	65	195,892,475	8.23381	100	98,893,986	8.52118			
31	397,960,408	8.23367	66	192,130,635	8.52094	101	96,965,373	8.23405			
32	389,224,094	8.23365	67	188,439,664	8.23382	102	95,073,382	8.52120			
33	380,651,100	8.52075	68	184,818,241	8.23382	103	93,217,328	8.23407			
34	372,137,864	8.23363	69	181,265,068	8.52096	104	91,396,537	8.23408			
35	363,774,861	8.52075	70	177,778,873	8.23384	105	89,610,349	8.52122			

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Preliminary Structure Rules

Allocation of
Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the Class A Certificates and the Class X2 PO Component, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero, *provided however,* that the Class A Certificates allocation of realized losses will be allocated in the manner below:

Sequentially to;

  a. Class A-1C Certificates until its certificate principal balance is reduced to zero,

  b. Class A-1B Certificates until its certificate principal balance is reduced to zero, and

  c. Class A-1A Certificates until its certificate principal balance is reduced to zero.

Certificates Priority of
Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, provided, however, that any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount below (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

2) Class R Certificates, as principal, until the certificate principal balance of such class has been reduced to zero;

3) Class A Certificates, principal, pro rata based on the aggregate certificate principal balance of sub-clauses (i), (ii) and (iii) below, concurrently:

  (i) to the Class A-1A Certificates, principal until its certificate principal balance is reduced to zero;

  (ii) to the Class A-1B Certificates, principal until its certificate principal balance is reduced to zero; and

  (iii) to the Class A-1C Certificates, principal until its certificate principal balance is reduced to zero.

4) Class X2 PO Component, principal until its component principal balance is reduced to zero.

5) Class A Certificates, to pay the Carryover Shortfall Amount (after giving effect to payments received under the YMA), if any, to the extent of interest distributable to the Class X2 Certificates;

6) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

7) Class B-1 Certificates, principal allocable to such Class;

8) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

9) Class B-2 Certificates, principal allocable to such Class;

10) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

11) Class B-3 Certificates, principal allocable to such Class;

12) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related certificate interest rate to a class and then to principal allocable to such class. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

13) Class B-4, Class B-5 and Class B-6 Certificates, principal allocable to such Classes; and

14) Class R Certificate, any remaining amount.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

ORIGINATOR DISCLOSURES

Countrywide Home Loans

Countrywide Home Loans is a New York corporation and a direct wholly owned subsidiary of Countrywide Financial Corporation, a Delaware corporation ("Countrywide Financial"). The principal executive offices of Countrywide Home Loans are located at 4500 Park Granada, Calabasas, California 91302. Countrywide Home Loans is engaged primarily in the mortgage banking business, and as part of that business, originates, purchases, sells and services mortgage loans. Countrywide Home Loans originates mortgage loans through a retail branch system and through mortgage loan brokers and correspondents nationwide. Mortgage loans originated by Countrywide Home Loans are principally first-lien, fixed or adjustable rate mortgage loans secured by single-family residences.

MortgageIT, Inc.

MortgageIT, Inc. is a New York corporation and a wholly owned subsidiary of MortgageIT Holdings, Inc., with an executive and administrative office located in New York, New York. MortgageIT, Inc. is a full-service residential mortgage banking company that is licensed to originate loans throughout the United States. MortgageIT, Inc. originates single-family mortgage loans of all types, including prime adjustable-rate mortgage loans and fixed-rate, first lien residential mortgage loans.

Alliance Bancorp

Alliance Bancorp. is a California corporation , located in Brisbane, California. Alliance Bancorp engages in the business of (i) purchasing mortgage loans on a servicing released basis, (ii) selling mortgage loans in whole loan transactions.

SunTrust Mortgage, Inc.

SunTrust Mortgage, Inc. ("SunTrust") is a Virginia corporation and a wholly owned subsidiary of SunTrust Bank, one of the nation's largest commercial banking organizations. As of September 30, 2005, SunTrust Bank had total assets of $172.4 billion and total deposits of $113.7 billion, operating in Virginia, the District of Columbia, Maryland, Georgia, Alabama, Tennessee and Florida. SunTrust Bank is headquartered in Atlanta, Georgia, and SunTrust is headquartered in Richmond, Virginia. SunTrust's executive offices are located at 901 Semmes Avenue, Richmond, Virginia 23224.

In December 1998, Crestar Financial Corporation ("CFC") merged with SunTrust Banks, Inc. ("STI") resulting in a banking entity with a history dating back to 1811. SunTrust is comprised of the former residential mortgage lending company of STI and the former Crestar Mortgage Corporation, which was originally incorporated March 30, 1927 as a wholly owned subsidiary of CFC. SunTrust is engaged principally in the business of originating, purchasing, servicing, financing and selling residential mortgage loans and is an approved Fannie Mae and Freddie Mac seller/servicer. In addition to providing mortgage services through SunTrust branches, the telephone and the Internet, SunTrust originates loans through more than 170 locations in SunTrust markets and adjacent states, maintains correspondent and broker relationships in 48 states and services loans in 50 states and the District of Columbia.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

MORTGAGE LOANS SERVICED BY COUNTRYWIDE

General

Approximately 36.54% (by principal balance) of the mortgage loans underlying the certificates (the **"Countrywide Loans"**) have been originated by Countrywide Home Loans (**"Countrywide"**). The Countrywide Loans will be serviced by Countrywide pursuant to a mortgage loan purchase and servicing agreement (the **"Countrywide Agreement"**) entered into between Countrywide and Washington Mutual Mortgage Securities Corp., which agreement will be assigned to the Trust pursuant to the pooling and servicing agreement (the **"Pooling Agreement"**). The functions to be performed by Countrywide with respect to the Countrywide Loans will include payment collection and payment application, default management and escrow administration. Washington Mutual Bank will calculate monthly distributions to certificateholders and prepare monthly distribution reports with respect to all of the mortgage loans, including the Countrywide Loans.

Countrywide is a New York corporation and a direct wholly owned subsidiary of Countrywide Financial Corporation, a Delaware corporation. The principal executive offices of Countrywide are located at 4500 Park Granada, Calabasas, California 91302. Countrywide is engaged primarily in the mortgage banking business, and as part of that business, originates, purchases, sells and services mortgage loans. Countrywide originates mortgage loans through a retail branch system and through mortgage loan brokers and correspondents nationwide. Mortgage loans originated by Countrywide are principally first-lien, fixed or adjustable rate mortgage loans secured by single-family residences.

Countrywide's Servicing Obligations

Servicing Standard. Pursuant to the Countrywide Agreement, Countrywide will be required to service the Countrywide Loans in accordance with the procedures, including prudent collection and loan administration procedures, and the standard of care, employed by prudent mortgage servicers that service similar mortgage loans in the jurisdictions in which the related mortgaged properties are located. Such standard of care will not be lower than the standard of care Countrywide customarily employs and exercises in servicing and administering similar mortgage loans for its own account.

Waivers and Modifications. Countrywide will be permitted to waive, modify or vary any term of any Countrywide Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any mortgagor, if in Countrywide's reasonable and prudent determination such waiver, modification, postponement or indulgence is not materially adverse to the Trust, subject to exceptions described in the Countrywide Agreement.

Custodial Account, Escrow Account and Investment Account. Within two business days of receipt, Countrywide will be required to deposit in a custodial account maintained by Countrywide the following amounts with respect to the Countrywide Loans: (i) all mortgagor payments, including scheduled monthly payments (net of Countrywide's servicing fee) and principal prepayments, (ii) all liquidation proceeds and insurance proceeds (other than insurance proceeds required for the restoration or repair of the related mortgaged property) and (iii) other amounts described in the Countrywide Agreement. In addition, Countrywide will be required to deposit in the custodial account each month (i) any required advances of principal and interest (as described below), (ii) any compensating interest (as described below) and (iii) proceeds of any Countrywide Loan repurchased by Countrywide in accordance with the Countrywide Agreement. Within two business days of receipt, Countrywide will be required to transfer into an escrow account maintained by Countrywide all escrow payments (which are payments made by some mortgagors and held by the servicer in escrow for future payment of taxes and insurance).

On the 18th day of each month (or the next business day, if such 18th day is not a business day), Countrywide will be required to transfer from the custodial account into an investment account maintained by Washington Mutual Bank the funds held in the custodial account that are required to be distributed to certificateholders on the Distribution Date in that month.



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A Washington Mutual, Inc. Company

Permitted Withdrawals. Countrywide will be permitted to make withdrawals, from time to time, from the custodial account for the following purposes:

- to reimburse itself for advances, as described under "—*Advances*" below;

- to pay to itself the servicing fee (to the extent not already retained);

- to pay to itself investment earnings earned on funds held in the custodial account;

- to remit to the applicable insurer any primary mortgage insurance premiums that are payable by the mortgagee; and

- other permitted purposes described in the Countrywide Agreement.

Advances. Countrywide will be required under the Countrywide Agreement to advance its own funds (i) to cover any shortfall between payments of principal and interest scheduled to be received in respect of the Countrywide Loans each month and the amounts actually received, (ii) to pay any taxes or insurance with respect to mortgaged properties to the extent not paid by the mortgagor, (iii) to cover costs and expenses in connection with foreclosure and bankruptcy proceedings, (iv) to cover the cost of preserving, restoring and protecting the mortgaged properties and (v) to cover the cost of managing and liquidating properties acquired through foreclosure; *provided, however,* that Countrywide will not make the advances described in clause (i) above unless it determines that such advance will be recoverable from amounts received for the applicable mortgage loan; *provided, further,* that in the case of clause (iv) above, Countrywide will not make advances for the restoration of properties unless it determines that (x) the restoration will increase the liquidation proceeds after reimbursement to itself for those advances and (y) such advances will be recoverable from amounts received for the applicable mortgage loan. Countrywide will not charge interest or other fees with respect to any advances.

If Countrywide determines that an advance previously made with respect to a Countrywide Loan is not recoverable from amounts to be received for that loan or if all funds with respect to that loan have previously been remitted to the Trust, Countrywide will be entitled to be reimbursed for such advance from collections on other Countrywide Loans owned by the Trust.

Foreclosure. Countrywide will be required under the Countrywide Agreement to foreclose upon the mortgaged property related to each defaulted Countrywide Loan as to which no satisfactory arrangements can be made for collection of delinquent payments. Countrywide will not be permitted to foreclose upon a mortgaged property if it is aware of evidence of toxic waste or other environmental contamination on the mortgaged property, unless it has made certain determinations with respect to the mortgaged property as described in the Countrywide Agreement.

Maintenance of Primary Mortgage, Hazard and Flood Insurance. Countrywide will be required under the Countrywide Agreement to keep in full force and effect a primary mortgage insurance policy for each Countrywide Loan until the loan-to-value ratio has been reduced to a ratio for which Fannie Mae no longer requires such insurance to be maintained, unless state law provides that the mortgagor may elect to cancel.

Countrywide will also be required to maintain or cause to be maintained hazard insurance and, if applicable, flood insurance for each Countrywide Loan.

Limitations on Countrywide's Liability. See "Description of the Securities—Matters Regarding the Servicer and the Depositor" in the prospectus for a description of certain limitations on Countrywide's liability under the Countrywide Agreement.

Back-up Servicing. See "Description of the Securities—Events of Default Under the Governing Agreement and Rights Upon Events Of Default" in the prospectus for a description of the material terms under the Countrywide Agreement regarding Countrywide's replacement, resignation or transfer.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Principal Prepayments and Compensating Interest

Distribution of Principal Prepayments

On each Distribution Date, principal prepayments in full (**"Payoffs"**) and partial prepayments (**"Curtailments"**) collected on the mortgage loans are distributed to certificateholders. However, the timing of distribution of Payoffs differs with respect to the Countrywide Loans and the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date, for purposes of determining distributions of principal on the certificates, the **"Principal Prepayment Amount"** is the sum of all Payoffs and Curtailments that were received during the prior calendar month, reduced (but not to less than zero) by the aggregate amount of negative amortization with respect to the mortgage loans during the prior calendar month. See the Free Writing Prospectus for a definition of **"Principal Prepayment Amount"** with respect to the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date, the **"Available Distribution Amount"** equals the sum of the amounts described in the definition thereof in the Free Writing Prospectus, except that clause (1)(c) thereof reads as follows: "all Payoffs received after the Prepayment Period immediately preceding that Distribution Date (together with any interest payment received with those Payoffs)".

Payment of Compensating Interest

As a result of the delay in distributions of Payoffs and Curtailments to certificateholders, the interest collected on the mortgage loans is not sufficient to pay the full amount of interest accrued on the certificates. To reduce this interest shortfall, each of Countrywide and Washington Mutual Bank is required to pay compensating interest with respect to the mortgage loans it services. Below is a description of the compensating interest required to be paid by Countrywide under the Countrywide Agreement. See the Free Writing Prospectus for a description of the compensating interest required to be paid by Washington Mutual Bank under the Pooling Agreement (which differs from the amount of compensating interest required to be paid by Countrywide).

When a mortgagor makes a Payoff on a Countrywide Loan between Due Dates, the mortgagor pays interest on the Payoff only to the date of prepayment. Because the Payoff is not distributed to certificateholders until the Distribution Date in the next month, an interest shortfall results in the amount of thirty days of interest on the amount of the Payoff less the amount of interest actually paid by the mortgagor. When a mortgagor makes a Curtailment with respect to a Countrywide Loan, the mortgagor does not pay any interest on the Curtailment, and the principal balance of the mortgage loan is reduced by the amount of the Curtailment as of the Due Date in the calendar month of receipt, but the Curtailment is not distributed to certificateholders until the Distribution Date in the next month. This results in an interest shortfall in the amount of thirty days of interest on the amount of the Curtailment.

For each Distribution Date, Countrywide will be obligated under the Countrywide Agreement to remit to the custodial account compensating interest in an amount equal to the lesser of (a) any shortfall in interest collections with respect to Payoffs and Curtailments received in the prior calendar month and (b) the servicing fee payable to Countrywide.

To the extent that compensating interest is insufficient to cover the interest shortfall resulting from the timing of distributions of Payoffs and Curtailments, or to the extent that there is an interest shortfall resulting from the application of the Servicemembers Relief Act, that remaining shortfall will be allocated to the certificates pro rata according to the amount of interest to which each class of certificates would otherwise be entitled in reduction of that amount.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

Washington Mutual Mortgage Pass-Through Certificates
WMALT Series 2006-AR1
Mortgage Loans
Preliminary Collateral Information As of 01/01/06

TOTAL CURRENT BALANCE	$732,447,574					
TOTAL ORIGINAL BALANCE	$733,768,522					
NUMBER OF LOANS	1,644					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$445,528		$42,481		$1,956,022	
AVG ORIGNAL BALANCE	$446,331		$42,560		$1,960,000	
WAVG GROSS COUPON	6.43	%	1.00	%	8.38	%
WAVG GROSS MARGIN	3.23	%	1.55	%	4.90	%
WAVG MAX INT RATE	10.03	%	7.58	%	12.70	%
WAVG CURRENT LTV	75.28	%	14.80	%	94.84	%
WAVG FICO SCORE	708		619		817	
WAVG MONTHS TO ROLL	1	months	1	months	2	months
WAVG NEG AM LIMIT	113	%	110	%	115	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	months	60	months	60	months
WAVG ORIGINAL TERM	360	months	360	months	360	months
WAVG REMAINING TERM	358	months	353	months	360	months
WAVG SEASONING	2	months	0	months	7	months
NZ WAVG PREPAY TERM	31	months	6	months	60	months
TOP STATE CONC	CA(66.76%),FL(4.99%),VA(4.98%)					
MAXIMUM CA ZIPCODE	0.63%					
FIRST PAY DATE			July 1,2005		February 1,2006	
RATE CHANGE DATE			February 1,2006		March 1,2006	
MATURE DATE			June 1,2035		January 1,2036	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Option Arm	1,644	$732,447,574	100.00%
Total	1,644	$732,447,574	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
1—100,000	24	$2,028,270	0.28%
100,001—200,000	168	26,530,850	3.62
200,001—300,000	274	69,538,483	9.49
300,001—400,000	298	104,558,976	14.28
400,001—500,000	352	158,086,334	21.58
500,001—600,000	216	117,832,832	16.09
600,001—700,000	122	78,655,308	10.74
700,001—800,000	74	55,438,608	7.57
800,001—900,000	38	32,651,391	4.46
900,001—1,000,000	46	44,708,236	6.10
1,000,001—1,100,000	5	5,119,470	0.70
1,100,001—1,200,000	4	4,492,874	0.61
1,200,001—1,300,000	5	6,175,281	0.84
1,300,001—1,400,000	5	6,860,672	0.94
1,400,001—1,500,000	11	16,217,488	2.21
1,500,001—1,600,000	1	1,596,478	0.22
1,900,001—2,000,000	1	1,956,022	0.27
Total	1,644	$732,447,574	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
<= 4.000	67	$40,821,205	5.57%
5.001—5.250	2	1,250,484	0.17
5.501—5.750	3	1,249,505	0.17
5.751—6.000	48	28,625,702	3.91
6.001 >=	1,524	660,500,678	90.18
Total	1,644	$732,447,574	100.00%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

GROSS MARGIN (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
1.501—1.750	2	$1,250,484	0.17%
2.001—2.250	6	1,895,917	0.26
2.251—2.500	63	32,829,013	4.48
2.501—2.750	104	46,352,052	6.33
2.751—3.000	282	131,135,097	17.90
3.001—3.250	280	119,612,268	16.33
3.251—3.500	622	269,971,055	36.86
3.501—3.750	190	86,536,805	11.81
3.751—4.000	84	37,584,867	5.13
4.001 >=	11	5,280,016	0.72
Total	1,644	$732,447,574	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
<= 9.000	5	$1,893,248	0.26%
9.251—9.500	1	264,368	0.04
9.751—10.000	1,460	656,970,363	89.70
10.001—10.250	55	15,230,749	2.08
10.251—10.500	4	1,330,562	0.18
10.501—10.750	1	741,629	0.10
10.751—11.000	111	53,468,863	7.30
11.001 >=	7	2,547,792	0.35
Total	1,644	$732,447,574	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
360	1,644	$732,447,574	100.00%
Total	1,644	$732,447,574	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
110	656	$262,338,837	35.82%
115	988	470,108,736	64.18
Total	1,644	$732,447,574	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
351—360	1,644	$732,447,574	100.00%
Total	1,644	$732,447,574	100.00%



SEASONING (Months)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
<= 0	7	$2,502,500	0.34%
1—6	1,631	728,112,464	99.41
7—12	6	1,832,610	0.25
Total	1,644	$732,447,574	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
<= 20	1	$69,544	0.01%
21—25	5	2,845,043	0.39
26—30	2	894,292	0.12
31—35	3	732,491	0.10
36—40	9	2,932,631	0.40
41—45	10	2,970,227	0.41
46—50	8	2,975,846	0.41
51—55	25	12,530,676	1.71
56—60	31	15,734,192	2.15
61—65	50	27,289,870	3.73
66—70	138	68,442,934	9.34
71—75	314	158,295,093	21.61
76—80	932	389,631,178	53.20
81—85	63	30,003,524	4.10
86—90	44	13,888,514	1.90
91—95	9	3,211,519	0.44
Total	1,644	$732,447,574	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
<= 20	1	$69,544	0.01%
21—25	5	2,845,043	0.39
26—30	2	894,292	0.12
31—35	3	732,491	0.10
36—40	9	2,932,631	0.40
41—45	8	1,812,723	0.25
46—50	10	4,133,350	0.56
51—55	24	12,346,716	1.69
56—60	32	15,918,152	2.17
61—65	48	26,497,465	3.62
66—70	140	68,585,213	9.36
71—75	324	164,025,140	22.39
76—80	980	413,038,143	56.39
81—85	5	1,516,637	0.21
86—90	48	15,682,705	2.14
91—95	5	1,417,328	0.19
Total	1,644	$732,447,574	100.00%



FICO SCORE	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
600—619	3	$1,509,219	0.21%
620—639	81	33,720,911	4.60
640—659	123	49,898,319	6.81
660—679	266	126,806,627	17.31
680—699	279	132,970,404	18.15
700—719	263	113,922,911	15.55
720—739	202	86,801,823	11.85
740—759	169	72,953,689	9.96
760—779	141	62,563,439	8.54
780—799	85	37,407,574	5.11
800 >=	32	13,892,657	1.90
Total	1,644	$732,447,574	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Full	147	$44,205,550	6.04%
No Doc/NINA	212	101,025,259	13.79
No Ratio/NORA	10	4,491,792	0.61
Reduced Doc	1,275	582,724,973	79.56
Total	1,644	$732,447,574	100.00%

OCCUPANCY	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Investor	252	$77,340,735	10.56%
Owner Occupied	1,274	599,176,727	81.80
Second Home	118	55,930,111	7.64
Total	1,644	$732,447,574	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Duplex	47	$22,818,106	3.12%
Hi Rise Condo	6	2,562,560	0.35
Low Rise Condo	164	57,474,180	7.85
PUD	353	163,480,077	22.32
Quadplex	10	5,382,304	0.73
Single Family	1,055	477,491,274	65.19
Townhouse	2	309,390	0.04
Triplex	7	2,929,682	0.40
Total	1,644	$732,447,574	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

PURPOSE	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Purchase	651	$302,073,709	41.24%
Refi—Cash Out	794	344,661,558	47.06
Refi—No Cash Out	199	85,712,307	11.70
Total	1,644	$732,447,574	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
0	572	$318,481,456	43.48%
6	19	8,583,909	1.17
12	149	56,166,020	7.67
24	92	41,526,800	5.67
36	810	307,189,462	41.94
60	2	499,926	0.07
Total	1,644	$732,447,574	100.00%



STATE	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
AZ	73	$23,653,402	3.23%
CA	1,009	488,973,799	66.76
CO	39	11,064,156	1.51
CT	9	3,733,326	0.51
DE	2	999,101	0.14
FL	113	36,581,552	4.99
GA	7	2,608,302	0.36
HI	24	15,322,188	2.09
ID	9	2,828,365	0.39
IL	26	14,948,491	2.04
IN	2	1,351,216	0.18
KY	1	538,373	0.07
MA	12	4,921,160	0.67
MD	29	11,464,779	1.57
MI	14	5,641,280	0.77
MN	14	3,267,236	0.45
MO	4	458,220	0.06
MT	1	995,622	0.14
NC	9	4,152,663	0.57
NE	1	318,738	0.04
NH	3	965,977	0.13
NJ	21	12,409,760	1.69
NM	7	3,872,324	0.53
NV	47	16,915,497	2.31
NY	13	8,252,716	1.13
OH	3	510,812	0.07
OR	11	2,882,566	0.39
PA	9	2,419,256	0.33
RI	1	497,884	0.07
SC	2	506,110	0.07
SD	1	97,694	0.01
TN	4	746,501	0.10
TX	12	4,587,720	0.63
UT	5	1,489,418	0.20
VA	90	36,463,497	4.98
WA	17	6,007,869	0.82
Total	1,644	$732,447,574	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

BACK DTI (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
Data Not Compiled	153	$76,274,354	10.41%
15.00 or less	42	13,158,470	1.80
15.01—20.00	76	28,151,868	3.84
20.01—25.00	155	63,940,144	8.73
25.01—30.00	233	95,160,548	12.99
30.01—35.00	282	115,754,437	15.80
35.01—40.00	367	162,551,634	22.19
40.01—45.00	210	105,876,726	14.46
45.01—50.00	82	45,758,494	6.25
50.01—55.00	41	23,324,449	3.18
55.01—60.00	3	2,496,449	0.34
Total	1,644	$732,447,574	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.463%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principle Balance Outstanding as of the Cut-off Date	% of Aggregate Principle Balance Outstanding as of the Cut-off Date
No Second Lien	1,121	$516,274,028	70.49%
60.00 or less	2	888,859	0.12
60.01—65.00	1	349,166	0.05
65.01—70.00	1	379,197	0.05
70.01—75.00	2	915,331	0.12
75.01—80.00	18	10,311,081	1.41
80.01—85.00	26	12,033,181	1.64
85.01—90.00	395	163,951,408	22.38
90.01 or greater	78	27,345,324	3.73
Total	1,644	$732,447,574	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 89.47%.



WaMu Capital Corp.
A Washington Mutual, Inc. Company



IMPORTANT NOTICE REGARDING COMPUTATIONAL MATERIALS.

The attached tables have been prepared and are being furnished to you by WaMu Capital Corp. The issuer of the securities did not participate in the preparation of these materials. THE INFORMATION IN THE REMAINDER OF THIS COMMUNICATION HAS NOT BEEN APPROVED OR AUTHORIZED BY THE ISSUER.

Tables

Class A-1A to Optional Call Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.736	4.736	4.736	4.736	4.736
WAL (yr)	6.73	5.43	4.01	2.50	1.71
MDUR (yr)	5.30	4.44	3.43	2.25	1.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	199	165	125	82	58

Class A-1A to Maturity Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.743	4.745	4.748	4.751	4.752
WAL (yr)	7.12	5.81	4.35	2.72	1.86
MDUR (yr)	5.46	4.61	3.61	2.39	1.69
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

Class A-1B to Optional Call Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.818	4.818	4.818	4.818	4.818
WAL (yr)	6.73	5.43	4.01	2.50	1.71
MDUR (yr)	5.28	4.43	3.42	2.25	1.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	199	165	125	82	58

Class A-1B to Maturity Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.827	4.830	4.834	4.837	4.838
WAL (yr)	7.12	5.81	4.35	2.72	1.86
MDUR (yr)	5.44	4.60	3.60	2.39	1.69
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Class A-1C to Optional Call Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.869	4.869	4.869	4.869	4.869
WAL (yr)	6.73	5.43	4.01	2.50	1.71
MDUR (yr)	5.27	4.42	3.42	2.24	1.58
First Prin Pay	1	1	1	1	1
Last Prin Pay	199	165	125	82	58

Class A-1C to Maturity Date

Price: 100-00	12% CPR	15% CPR	20% CPR	30% CPR	40% CPR
Yield	4.879	4.882	4.887	4.891	4.892
WAL (yr)	7.12	5.81	4.35	2.72	1.86
MDUR (yr)	5.42	4.59	3.59	2.38	1.69
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

Effective Net WAC Cap[1][2]

The Effective Net WAC Cap for the Class A Certificates will be equal to approximately 10.50% for every Distribution Date thereafter until the first possible Optional Call Date.

(1)   Assumes MTA and One-Month LIBOR increase instantaneously to 20.00% beginning on the second Distribution Date and the cashflows are run to the first possible Optional Call Date at the pricing prepayment speed.

(2)   Assumes proceeds from the related Yield Maintenance Agreement are included.

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company